FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS –

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Michelle Ressler , an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

"Michelle Ressler"	March 16, 2021
Name: Michelle Ressler	Date:
Title: Chief Financial Officer

Reporting Issuer Name:	The Real Brokerage Inc.

End date of previous financial year:	December 31, 2020

Type of Reporting Issuer:	[ ] Class 1 reporting	[ ] Class 3B reporting
	issuer	issuer

Highest Trading Marketplace:	TSX Venture

Market value of listed or quoted equity securities:

Equity Symbol	REAX

1st Specified Trading Period (dd/mm/yy)	1/01/20	to	31/03/20

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.0750
(i)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of		9,100,000
the specified trading period		(ii)

	(i) x (ii)	$682,500.0000
Market value of class or series		(A)

2nd Specified Trading Period (dd/mm/yy)	01/04/20	to	30/06/20

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading			$0.4800
marketplace			(iii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of			141,112,580
the specified trading period			(iv)

	(iii) x (iv)		$67,734,038.4
Market value of class or series			(B)

3rd Specified Trading Period (dd/mm/yy)	01/07/20	to	30/09/20

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading			$2.2100
marketplace			(v)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of			143,266,154
the specified trading period			(vi)

	(v) x (vi)		$316,618,200.34
Market value of class or series			(C)

4th Specified Trading Period (dd/mm/yy)	01/10/20	to	31/12/

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading			$1.1800
marketplace	(vii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of			143,309,075
the specified trading period			(viii)

	(vii) x (viii)		$169,104,708.5
Market value of class or series			(D)

5th Specified Trading Period (dd/mm/yy)	N/A	to	N/A

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading		$
marketplace			(ix)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of
the specified trading period			(x)

	(ix) x (x)	$
Market value of class or series			(E)

Average Market Value of Class or Series (Calculate
the simple average of the market value of the class or
series of security for each applicable specified trading			$138,534,861.81
period (i.e. A through E above))			(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)			$0.0000
			(2)

Capitalization for the previous financial year	(1) + (2)		$138,534,861.81

Participation Fee			$6,500.0000

Late Fee, if applicable		$

Total Fee Payable			$6,500.0000
(Participation Fee plus Late Fee)